

April 8, 2011

Richard T. Carucci
Chief Financial Officer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

> **Re: Yum! Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2010**
> **Filed on February 15, 2011**
> **File No. 001-13163**

Dear Mr. Carucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating profit, page 46

1. Please tell us and revise to disclose the components and their respective amounts in arriving at operating margin for each segment. Additionally, please disclose the operating margin for the China Division.

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 55

2. We note your disclosure that the Pizza Hut United Kingdom reporting unit, for which

$104 million in goodwill was recorded at year end 2010, has experienced deteriorating operating performance over the past several years as sales and profits have declined. Please tell us the operating profit or loss in each of 2008, 2009 and 2010 for this reporting unit. Additionally, tell us when the operating performance for this reporting unit began to deteriorate and by how much in each period.

Notes to Consolidated Financial Statements

Note 21 – Subsequent Events, page 123

3.   You disclose that you anticipate an impairment loss in the first quarter of 2011 as a result of your decision to sell Long John Silver's and A&W All-American Food Restaurants brands. Please explain to us the basis for the impairment. Also, tell us why no impairment exists at December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief